UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Radiant Systems, Inc.

(Name of Subject Company Issuer)

Ranger Acquisition Corporation

and

NCR Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

75025N102

(CUSIP Number of Class of Securities)

Jennifer M. Daniels, Esq.

NCR Corporation

3097 Satellite Boulevard

Duluth, GA 30096

(937) 445-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Betty O. Temple, Esq.

Womble Carlyle Sandridge & Rice, PLLC

271 17th Street, NW

Suite 2400

Atlanta, Georgia 30363-1017

(404) 872-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,189,333,333.77	$138,081.60

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $28.00 net per share in cash (the “Offer Price”) and (y) 40,646,001 shares of common stock, without par value (“Shares”) of Radiant Systems, Inc. outstanding as of July 7, 2011 (including 1,045,751 Shares issued in the form of restricted stock); (ii) $50,455,873.77, which is the intrinsic value of the outstanding options (i.e., the excess of $28.00 over the per share exercise price); and (iii) the product of (x) the Offer Price and (y) 28,194 Shares subject to outstanding rights to receive Shares, as of July 7, 2011, the value of which is determined by reference to the Shares.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, issued December 22, 2010 equals $116.10 per million of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

75025N102

This Tender Offer Statement on Schedule TO is filed by NCR Corporation, a Maryland corporation (“NCR”), and Ranger Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly-owned subsidiary of NCR. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Radiant Systems, Inc., a Georgia corporation (“Radiant”), at a purchase price of $28.00 per Share, net to the seller in cash, without interest thereon and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of NCR and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Radiant Systems, Inc., a Georgia corporation. Radiant’s principal executive offices are located at 3925 Brookside Parkway, Alpharetta, Georgia 30022 and its telephone number at such principal executive offices is (770) 576-6000.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to Radiant, as of the close of business on July 7, 2011, there were 40,646,001 Shares issued and outstanding (including 1,045,751 Shares issued in the form of restricted stock), 2,838,776 Shares subject to outstanding options, and 28,194 Shares subject to outstanding rights to receive Shares, the value of which is determined by reference to the Shares.

(c) The information set forth in Section 6— “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Tender Offer Statement on Schedule TO is filed by NCR and Purchaser. The information set forth in Section 9— “Certain Information Concerning Purchaser and NCR” of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (xii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” Section 1— “Terms of the Offer,” Section 2— “Acceptance for Payment; Payment,” Section 3— “Procedure for Tendering Shares,” Section 4— “Withdrawal Rights,” Section 5— “Material United States Federal Income Tax Consequences,” Section 7— “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations” and Section 14— “Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix), (x) and (xi) Not applicable.

(a)(2)(i)-(iv) and (vii) The information set forth in the sections of the Offer to Purchase entitled Section 5— “Material United States Federal Income Tax Consequences,” Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement” and Section 12—“Purpose of the Offer; Plans for Radiant; Dissenters’ Rights” is incorporated herein by reference.

(a)(2)(v)-(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a),(b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” Section 9— “Certain Information Concerning Purchaser and NCR,” Section 11— “Background of the Offer; Contacts with Radiant; The Merger Agreement” and Section 12— “Purpose of the Offer; Plans for Radiant; Dissenters’ Rights” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a),(c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” Section 6— “Price Range of Shares; Dividends,” Section 7— “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations,” Section 11— “Background of the Offer; Contacts with Radiant; The Merger Agreement,” Section 12— “Purpose of the Offer; Plans for Radiant; Dissenters’ Rights” and Section 13— “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a),(b),(d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and Section 10— “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a),(b) The information set forth in the sections of the Offer to Purchase entitled Section 9— “Certain Information Concerning Purchaser and NCR,” and Section 12— “Purpose of the Offer; Plans for Radiant; Dissenters’ Rights” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled Section 16— “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled Section 11— “Background of the Offer; Contacts with Radiant; The Merger Agreement” and Section 12— “Purpose of the Offer; Plans for Radiant; Dissenters’ Rights” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled Section 12— “Purpose of the Offer; Plans for Radiant; Dissenters’ Rights,” Section 14— “Conditions of the Offer” and Section 15— “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled Section 14— “Conditions of the Offer” and Section 15— “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled Section 7— “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled Section 15— “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated July 25, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on July 25, 2011 in The Wall Street Journal.*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by NCR and Radiant on July 11, 2011, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by NCR on July 11, 2011.

(a)(5)(B)	Investor Presentation dated July 11, 2011, incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by NCR on July 11, 2011.

(a)(5)(C)	Transcript of call with analysts and investors held on July 11, 2011, incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by NCR on July 12, 2011.

(a)(5)(D)	Article 13 of the Georgia Business Corporation Code *

(a)(5)(E)	Press release issued by NCR on July 25, 2011.*

(a)(5)(F)	Complaint filed by Jay Phelps in the Superior Court of Fulton County in the State of Georgia on July 14, 2011.*

(a)(5)(G)	Complaint filed by City of Worcester Retirement System in the Superior Court of Fulton County in the State of Georgia on July 15, 2011.*

(a)(5)(H)	Complaint filed by Oakland County Employees’ Retirement System in the Superior Court of Fulton County in the State of Georgia on July 18, 2011.*

(b)	Commitment Letter dated as of July 11, 2011 among NCR Corporation, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and RBC Capital Markets. *

(d)(1)	Agreement and Plan of Merger, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and Radiant Systems, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

(d)(2)	Tender and Voting Agreement, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

(d)(3)	First Amendment to Tender and Voting Agreement, dated as of July 21, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by NCR on July 21, 2011.

(d)(4)	Noncompetition Agreement, dated as of July 11, 2011, by and between NCR, Radiant and John Heyman. *

(d)(5)	Noncompetition Agreement, dated as of July 11, 2011, by and between NCR, Radiant and Alon Goren. *

(d)(6)	Retention Agreement, dated as of July 11, 2011, by and between NCR, Radiant and Andrew S. Heyman. *

(d)(7)	Offer Letter, dated as of July 11, 2011, by and between NCR and Andrew S. Heyman. *

(d)(8)	Mutual Nondisclosure Agreement, dated as of May 27, 2011, by and between NCR Corporation and Radiant Systems, Inc.*

(d)(9)	Exclusivity Agreement, dated as of June 30, 2011, by and between NCR Corporation and Radiant Systems, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2011

NCR CORPORATION

By:	/s/ William Nuti
Name:	William Nuti
Title:	Chairman of the Board, Chief Executive Officer, President

RANGER ACQUISITION CORPORATION

By:	/s/ John G. Bruno
Name:	John G. Bruno
Title:	Chief Executive Officer and President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated July 25, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on July 25, 2011 in The Wall Street Journal.*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by NCR and Radiant on July 11, 2011, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by NCR on July 11, 2011.

(a)(5)(B)	Investor Presentation dated July 11, 2011, incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by NCR on July 11, 2011.

(a)(5)(C)	Transcript of call with analysts and investors held on July 11, 2011, incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by NCR on July 12, 2011.

(a)(5)(D)	Article 13 of the Georgia Business Corporation Code *

(a)(5)(E)	Press release issued by NCR on July 25, 2011.*

(a)(5)(F)	Complaint filed by Jay Phelps in the Superior Court of Fulton County in the State of Georgia on July 14, 2011.*

(a)(5)(G)	Complaint filed by City of Worcester Retirement System in the Superior Court of Fulton County in the State of Georgia on July 15, 2011.*

(a)(5)(H)	Complaint filed by Oakland County Employees’ Retirement System in the Superior Court of Fulton County in the State of Georgia on July 18, 2011.*

(b)	Commitment Letter dated as of July 11, 2011 among NCR Corporation, JPMorgan

Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and RBC Capital Markets. *

(d)(1)	Agreement and Plan of Merger, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and Radiant Systems, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

(d)(2)	Tender and Voting Agreement, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

(d)(3)	First Amendment to Tender and Voting Agreement, dated as of July 21, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by NCR on July 21, 2011.

(d)(4)	Noncompetition Agreement, dated as of July 11, 2011, by and between NCR, Radiant and John Heyman. *

(d)(5)	Noncompetition Agreement, dated as of July 11, 2011, by and between NCR, Radiant and Alon Goren. *

(d)(6)	Retention Agreement, dated as of July 11, 2011, by and between NCR, Radiant and Andrew S. Heyman. *

(d)(7)	Offer Letter, dated as of July 11, 2011, by and between NCR and Andrew S. Heyman. *

(d)(8)	Mutual Nondisclosure Agreement, dated as of May 27, 2011, by and between NCR Corporation and Radiant Systems, Inc.*

(d)(9)	Exclusivity Agreement, dated as of June 30, 2011, by and between NCR Corporation and Radiant Systems, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith